SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SODEXHO MARRIOTT SERVICES, INC.
(Name of Subject Company)

SODEXHO ALLIANCE, S.A.
(Offeror)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

833793102
(Cusip Number of Class of Securities)

Bernard Carton
Sodexho Alliance, S.A.
3, avenue Newton
78180 Montigny-le-Bretonneux, France
Telephone: 011-331-3085-7304
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Paul Kingsley, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Chairman's Message to the Annual Shareholders' Meeting February 26, 2001
Ladies and Gentlemen,

Fiscal Year 1999/2000

Sodexho Alliance enjoyed a strong upturn in organic growth during the 12 months that ended August 31, 2000, with sales rising by 7%, earnings before interest, tax and amortization (EBITA) by 19% and Group share of recurring consolidated net income by 27%. Free cash flow improved by 44%. On a reported basis, consolidated sales increased by 16% to €10.5 billion.

Today, we operate in 70 countries and generate 88% of our sales outside France. Including Sodexho Marriott Services, we manage 22,200 sites and employ 286,000 people around the world.

Recent developments

Sodexho Alliance has owned an approximate 48% interest in Sodexho Marriott Services since the company was created in 1998.

On January 25, 2001, we submitted to the Board of Directors of Sodexho Marriott Services an offer to acquire all the Sodexho Marriott Services shares we do not already own for $27 in cash per share. The total equity value of the offer is $900 million.

On January 29, the Sodexho Marriott Services Board appointed a special committee of non-executive Directors to study, evaluate and, if necessary, negotiate the terms of our proposal.

The Sodexho Marriott Services share continues to trade above the $27 we are offering, reflecting investor expectations that we will sweeten our bid. At $27 a share, accretion of our earnings is limited. As the proposed acquisition is essentially a financial transaction, we will follow through only if it clearly benefits Sodexho Alliance shareholders.

As soon as we have received a reply to our offer, the Board of Directors of Sodexho Alliance will meet to consider the next steps.

Outlook

All our businesses enjoy strong potential for growth. We estimate this at more than 380 billion in the countries where we operate. Hence, we benefit from considerable capacity for organic development.

For the current fiscal year and the next two years, we are committed to driving 15% to 20% average annual growth in net recurring earnings per share at constant exchange rates.

We will generate this growth in three ways.

  Continuing to focus on our four strategic priorities.
    Develop synergies by coordinating purchases at national and worldwide levels, re-engineering our country organizations, developing awareness of Sodexho as a global brand, promoting the exchange of skills and best practices, forging international partnerships with clients, and fostering a culture of innovation.
    Speed up organic growth by organizing large country operations into autonomous client segments, each headed by an entrepreneur and supported by integrated support functions. We are also strengthening our large account capabilities, broadening our food services offer with vending and take-out sales, directors' tables, branded concepts and merchandising, and developing our multi-services offer to respond more effectively to client needs.
    Focus on cash flow by linking bonuses for executives and their teams to generating cash flow.
    Encourage communication and transparency, to create competitive advantage by sharing information quickly and effectively throughout the Group.

  Enhancing food quality and safety across the procurement chain
  Since its creation in 1966, Sodexho has always been sensitive to food safety and health concerns. In France, the origin of locally sourced foodstuffs has been controlled since January 1996 through the use of dedicated procurement channels. In November 1999, a Food Safety Committee was formed to anticipate and manage food-safety risks. The Committee is composed of four prominent professors and doctors specialized in nutrition and food safety.

  Inventing a new vision, a new ambition and a new mission
  Our core food services business runs the risk of becoming entirely price-driven. The trend among some of our large international corporate clients to put contracts out to bid and to assign purchasing departments to negotiate could result in underpaid staff with diminishing skills and uninspiring, increasingly low value-added services.

  We are faced with the same threat in the Education and Healthcare segments. Local officials and local authorities feel their duty is to negotiate services at the lowest possible price. However, the drawbacks of the approach have been highlighted by the recent public outcry in Europe about so-called "mad cow disease".

  At the same time, the customers who live or work in the facilities we manage want us to make their daily lives more pleasant in every way possible. They want to eat well and get the best value for their money. They want live or work in a nice environment, with spaces where they can get away to relax or enjoy themselves.

  It has been scientifically proven that better living conditions increase employee productivity, lengthen children's classroom attention spans and help the sick recover faster.

  We refuse to increase market share by offering prices so low we can't deliver high quality services. We refuse to expand by offering commodity services, because our mission is to "improve the quality of daily life" for every child, student, employee, patient or senior in every establishment where we provide services.

  Implementing our new vision will not happen overnight; it will require years of sustained commitment.

We will successfully meet this new challenge by focusing on the following processes:

—	Shift our management-oriented culture to a culture driven by marketing, innovation and a greater attention to clients. We already partner our clients with superior-quality services. Now, we are moving to the next stage, demonstrating that by making their facility a more pleasant place to live or work, Sodexho can help enhance the value of their company or institution.
—	Strengthen employee pride in Sodexho and showcase the importance of their work and what they do every day to improve the quality of life for others.
—	Develop younger talents within our organization, in a renewal of our long-standing commitment to nurturing entrepreneurs.
—	Gradually extend the use of information and communication technologies on our sites, among countries and segments, and with suppliers, clients and customers, to improve the quality of the services we deliver.

On behalf of all our shareholders, I would like to thank all our clients for their continued confidence and commend all our many employees, whose professionalism, dedication and efficiency are each day helping to ensure Sodexho Alliance's success around the world.

Pierre Bellon
Chairman and Chief Executive Officer